                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 31)*

                            Intek Global Corporation
_______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  458134 10 3
                         ______________________________

                                 (CUSIP Number)

                                 Robert Shiver
                      Chairman and Chief Executive Officer
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                                 (310) 366-7335
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               February 14, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

______________


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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_____________________                                      ____________________
CUSIP NO. 458134 10 3                 13D                   PAGE 2 OF    PAGES

_______________________________________________________________________________
        1       NAME OF REPORTING PERSONS
                S.S. OF I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Simmonds Capital Limited

_______________________________________________________________________________
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                                     (b) [  ]

_______________________________________________________________________________
        3       SEC USE ONLY

_______________________________________________________________________________
        4       SOURCE OF FUNDS*

                WC; OO

_______________________________________________________________________________
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                            [  ]

_______________________________________________________________________________
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada

_______________________________________________________________________________
                                        7       SOLE VOTING POWER
                                                52,001
        NUMBER OF
         SHARES                  ______________________________________________
      BENEFICIALLY                      8       SHARED VOTING POWER
        OWNED BY
          EACH                                      --
        REPORTING
      PERSON WITH                ______________________________________________
                                        9       SOLE DISPOSITIVE POWER
                                                52,001
                                 ______________________________________________
                                        10      SHARED DISPOSITIVE POWER

                                                     --

_______________________________________________________________________________
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                52,001
_______________________________________________________________________________
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                 [  ]
_______________________________________________________________________________
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.1%
_______________________________________________________________________________
        14      TYPE OF REPORTING PERSON*

                CO

_______________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 458134 10 3
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                                  SCHEDULE 13D
The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), on April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), on June 10, 1996 ("Amendment No. 16"), on June 27, 1996 ("Amendment No. 17"), on July 12, 1996 ("Amendment No. 18"), on September 30, 1996 ("Amendment No. 19"), on October 15, 1996 ("Amendment No. 20"), on November 6, 1996 ("Amendment No. 21"), as restated and amended on November 30, 1996 ("Amendment No. 22"), and as amended on December 27, 1996 ("Amendment No. 23"), on January 21, 1997 ("Amendment No. 24"), on February 11, 1997 ("Amendment No. 25"), on February 14, 1997 ("Amendment No. 26"), on June 16, 1997 ("Amendment No. 27"), December 11, 1997 ("Amendment No. 28"), and on March 18, 1998 ("Amendment No. 29"), and on June 15, 1998 ("Amendment No. 30") on behalf of Simmonds Capital Limited ("SCL"), is hereby further amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

The second sentence of Item 3 of the Schedule 13D is amended by deleting the sentence entirely and inserting the following:

After the exercise of a portion of the options to purchase 1,633,333 shares of Common Stock and the return of the unexercised options as described in subparagraph (g) of this item 13D, and the disposition of 6,633,882 shares as described in Item 5 subparagraphs (c), (h), (j), (k), (m), (n), (o), (q), (r),
(s), (v), (w), (x) and (y) and the acquisition of 110,000 shares as described in subparagraph (t) and (u) of this Schedule 13D, SCL is the beneficial owner of 52,001 shares of Common Stock.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

The first sentence of Item 5 of the Schedule 13D is amended by deleting the reference therein to "3,883,583" and inserting in its stead "52,001".

Item 5 is further amended by inserting subparagraph (x) and (y) as follows:

(x) On July 27, 1998 SCL sold 7,200 shares of Common Stock in open market transactions at $4.00 per share.

(y) On October 16, 1998 SCL concluded a debt settlement with Mees Pierson ICS Ltd. which included the agreement that Mees Pierson may foreclose on 3,824,382 shares of Common Stock which had been pledged as collateral.

Item 5 is further amended by deleting the last sentence of Item 5 and inserting the following:

"As of October 16, 1998, SCL beneficially owned 52,001 shares of Common Stock."

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

SIMMONDS CAPITAL LIMITED
October 22, 1998

/s/ David C. O'Kell

David C. O'Kell, Executive Vice President and Secretary